Exhibit to Item 77Q1


January 24, 2008


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for RiverSource Tax-Exempt Series, Inc. (the "Registrant"), and, under the date of January 22, 2007, we reported on the Registrant's financial statements for RiverSource Tax-Exempt Bond Fund and RiverSource Intermediate Tax-Exempt Fund as of and for the years ended November 30, 2006 and 2005. On April 13, 2007 we were dismissed. We have read the Registrant's statements included under Sub-Item 77K of its Form N-SAR, dated on January 24, 2008, and we agree with such statements, except that we are not in a position to agree or disagree with the statement that (i) The Joint Audit Committee and the Board of Directors of the Registrant approved the dismissal of KPMG LLP on April 12, 2007, or (ii) the statements in the last paragraph.

Very truly yours,


/s/ KPMG LLP